ATTORNEYS AT LAW 100 North Tampa Street, Suite 2700 Tampa, FL 33602-5810 P.O. Box 3391 Tampa, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com
April 29, 2010
VIA EDGAR AND FEDERAL EXPRESS		WRITER'S DIRECT LINE 813.225.4132 svazquez@foley.com EMAIL CLIENT/MATTER NUMBER 062190-0102

Mr. H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549
Mail Stop 3561

Re:	Hollywood Media Corp.
Preliminary Proxy Statement on Schedule 14A
Filed January 29, 2010
SEC File No. 001-14332

Dear Mr. Owings:

On behalf of Hollywood Media Corp. (the “Company”), we are transmitting herewith the Company’s revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”), which incorporates additional information into the original preliminary proxy statement on Schedule 14A that was filed with the Securities and Exchange Commission by the Company on January 29, 2010 (the “Original Preliminary Proxy Statement”).  Enclosed supplementally with the hard copy of this letter are three clean copies of the Revised Preliminary Proxy Statement (without financials or annexes), as well as three blacklined copies of the Revised Preliminary Proxy Statement (without financials or annexes) showing the changes that were made to the Original Preliminary Proxy Statement.

The following are the Company’s responses to the Staff’s letter of February 25, 2010 containing the Staff’s comments regarding the Original Preliminary Proxy Statement.  For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

General

1.
We note that members of the company's board and management will receive benefits as a result of the transaction. Where you include the board's recommendation, disclose with equal prominence that board members will directly benefit from the transaction. Make similar revisions in all applicable places in the filing.

Mr. H. Christopher Owings
April 29, 2010

Response:

The disclosure in the Revised Preliminary Proxy Statement relating to the recommendation of the Company’s board of directors has been revised to disclose with equal prominence that members of the Company’s board of directors will directly benefit from the transaction.

2.	Please revise to clearly indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

Response:

The cover page of the Revised Preliminary Proxy Statement (containing a letter to the Company’s shareholders), the Notice of Special Meeting of Shareholders, the first page of the Table of Contents of the Revised Preliminary Proxy Statement, page 1 of the Revised Preliminary Proxy Statement and the form of proxy have been revised to clearly indicate that the Revised Preliminary Proxy Statement and form of proxy are preliminary copies.

Letter to Stockholders

3.	Please revise your cover page to simplify your explanation of the steps of the transaction, which may be detailed later in the summary, and limit it to a single page.

Response:

The cover page of the Revised Preliminary Proxy Statement (containing a letter to the Company’s shareholders) has been revised to simplify the explanation of the transaction and has been limited to a single page.

Summary Term Sheet, page 1

4.
We note that your summary term sheet contains lengthy, detailed information regarding the transaction. Please note that the summary term sheet should set forth only the most material terms of the transaction, should not recite all information contained in the proxy statement and should be in bullet format.  Please revise accordingly. For further guidance, refer to Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release No. 33-7760.

Response:

The “Summary Term Sheet” section on pages 1 to 15 of the Revised Preliminary Proxy Statement has been revised to set forth only the most material terms of the transaction, not recite all information contained in the Revised Preliminary Proxy Statement and be in bullet format.

Mr. H. Christopher Owings
April 29, 2010

Purchase Price, page 2

5.	Please disclose the total amount of consideration to be received in the transaction.

Response:

The disclosure under “Purchase Price” beginning on page 2 of the Revised Preliminary Proxy Statement, and the correlating disclosure beginning on page 62 of the Revised Preliminary Proxy Statement have been revised to disclose the estimated total amount of consideration to be received in the transaction and the assumptions upon which such estimate is based.

6.	Please briefly describe how the transaction will be financed, including the nature of J.P. Morgan Securities Inc.’s role in the financing.

Response:

The disclosure under “Financing” beginning on page 5 of the Revised Preliminary Proxy Statement, and the correlating disclosure beginning on page 77 of the Revised Preliminary Proxy Statement have been revised to briefly described how the transaction will be financed, including the nature of J.P. Morgan Securities Inc.’s role in the financing.

7.	Please disclose the transaction costs associated with the sale of the Broadway Ticketing Division.

Response:

New disclosure regarding the transaction costs associated with the sale of the Broadway Ticketing Division has been added to the Revised Preliminary Proxy Statement under “Transaction Costs Associated with the Sale of Theatre Direct” beginning on page 15 of the Revised Preliminary Proxy Statement and correlating disclosure has also been added beginning on page 61 of the Revised Preliminary Proxy Statement.

Use of Proceeds, page 5

8.
Under this heading and elsewhere in your filing, you state that you expect “to either (i) pay a one-time special cash dividend to its shareholders of approximately $0.60 per share of Hollywood Media common stock, totaling approximately $18 million, or (ii) engage in a self-tender offer to purchase shares of Hollywood Media common stock at a per-share price to be determined in the future, totaling approximately $18 million.”  Please revise your filing to disclose whether you are required to pay a one-time special dividend or engage in a self-tender and describe in more detail your use of proceeds in the event you determine not to do either.

Mr. H. Christopher Owings
April 29, 2010

Response:

The disclosure under “Use of Proceeds from the Sale of Theatre Direct” beginning on page 5 of the Revised Preliminary Proxy Statement, and the correlating disclosure beginning on page 56 of the Revised Preliminary Proxy Statement have been revised to indicate that the Company is not required to pay a one-time special dividend or engage in a self-tender offer and describe in more detail the Company’s use of proceeds in the event that the Company decides not to pay a one-time special dividend or engage in a self-tender offer.

Reasons for the Sale of Theatre Direct, page 5

9.
Please explain in greater detail in the first bullet point the risks associated with maintaining the operations of the Broadway Ticketing Division and why the company believes that the transaction is a better alternative.

Response:

The first bullet point under “Reasons for the Sale of Theatre Direct” beginning on page 6 of the Revised Preliminary Proxy Statement, and the correlating disclosure beginning on page 46 of the Revised Preliminary Proxy Statement have been revised to explain in greater detail the risks associated with maintaining the operations of the Broadway Ticketing Division and why the Company believes that the transaction is a better alternative.

Interests of Certain Persons in the Sale of Theatre Direct, page 6

10.	Please quantify in dollars the value of the shares that will immediately vest as a result of the transaction.

Response:

The disclosure under “Interests of Certain Persons in the Sale of Theatre Direct—Accelerated Vesting of Restricted Shares of Hollywood Media Common Stock” beginning on page 8 of the Revised Preliminary Proxy Statement, and the correlating disclosure beginning on page 58 of the Revised Preliminary Proxy Statement have been revised to quantify in dollars the value of the shares that will immediately vest as a result of the transaction.

11.
We note your disclosure beginning on page 42 that the employment agreements for Mr. Rubenstein and Ms. Silvers were amended in connection with the transaction. Please briefly describe the material changes and quantify the amounts to be paid under these agreements.

Response:

The disclosure under “Interests of Certain Persons in the Sale of Theatre Direct— Amendments to Amended and Restated Employment Agreements of Mr. Rubenstein and Ms.

Mr. H. Christopher Owings
April 29, 2010

Silvers” beginning on page 8 of the Revised Preliminary Proxy Statement, and the correlating disclosure beginning on page 58 of the Revised Preliminary Proxy Statement have been revised to describe the material changes under the amendments to the employment agreements of Mr. Rubenstein and Ms. Silvers and to quantify the amounts to be paid under these amended employment agreements.

Effects on Hollywood Media if the Sale of Theatre Direct is Completed ..., page 11

12.	We note your risk factor on page 30. Please disclose whether the transaction will have any effect on your shares being listed on a stock exchange.

Response:

The disclosure under “Effects on Hollywood Media if the Sale of Theatre Direct is Completed and Nature of Hollywood Media’s Business Following the Sale of Theatre Direct” beginning on page 14 of the Revised Preliminary Proxy Statement, and the correlating disclosure beginning on page 55 of the Revised Preliminary Proxy Statement have been revised to disclose whether the transaction will have any effect on the Company’s shares being listed on a stock exchange.

Questions and Answers About the Sale of Theatre Direct and the Special ...., page 14

13.
You currently repeat information in your Q&A section and your summary section.  The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. When revising these sections, please consider disclosing procedural information about the transaction in the Q & A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the transaction, including taxation, in the summary.

Response:

The “Summary Term Sheet” section on pages 1 to 15 of the Revised Preliminary Proxy Statement and the “Questions and Answers About the Special Meeting” section on pages 16 to 20 of the Revised Preliminary Proxy Statement have been revised to avoid repeating information and to eliminate redundancies.

Risk Factors, page 27

14.
Please delete the last sentence of the first paragraph in which you state that additional risks and uncertainties not presently known to you or that are not currently believed to be important to you also may adversely affect you. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Mr. H. Christopher Owings
April 29, 2010

Response:

The last sentence of the first paragraph on page 27 of the Original Preliminary Proxy Statement has been deleted.

Background of the Sale of Theatre Direct, page 33

15.
In the first paragraph, please describe in greater detail why the board authorized management to discuss a possible strategic relationship with Key Brand and identify the person who initiated the contacts or negotiations with Key Brands in December 2008. See Instruction to paragraph (b) of Item 1005 of Regulation MA.

Response:

The disclosure under “Background of the Sale of Theatre Direct” beginning on page 33 of the Revised Preliminary Proxy Statement has been revised to describe in greater detail why the Company’s board of directors authorized the Company’s management to discuss a possible strategic relationship with Key Brand and identify the person who initiated the contacts or negotiations with Key Brand.

16.	Please identify the members of the special committee of your board of directors who assisted management in negotiations with prospective buyers regarding a potential sale of Theatre Direct.

Response:

The disclosure under “Background of the Sale of Theatre Direct” beginning on page 33 of the Revised Preliminary Proxy Statement has been revised to identify that the members of the special committee of the Company’s board of directors were Mitchell Rubenstein, Robert E. McAllan and Spencer Waxman.

17.	Please disclose the details of the negotiation of the earnout and, in particular, the determination of the revenue thresholds.

Response:

The disclosure under “Background of the Sale of Theatre Direct” beginning on page 33 of the Revised Preliminary Proxy Statement has been revised to better disclose the details of the negotiation of the earnout and, in particular, the determination of the revenue thresholds.

18.
Please disclose whether, and the extent to which, the board made any specific inquiries into the matters supporting the analysis and opinion of Peter J. Solomon Company when the opinion was delivered. If any inquiries were made, describe the matters that were raised and how the matters were resolved.

Mr. H. Christopher Owings
April 29, 2010

Response:

Although the Company’s board of directors posed questions and made inquiries during the course of Peter J. Solomon Company's presentation and rendering of its opinion, we respectfully advise the Staff that in the Company's view such questions and inquiries were not material in nature.  The questions and responses simply confirmed or clarified information that has already been disclosed in the Revised Preliminary Proxy Statement.  Additional disclosure has been included in the Revised Preliminary Proxy Statement to that effect.  Please see page 43 of the Revised Preliminary Proxy Statement.

Reasons for the Sale of Theatre Direct, page 44

19.
We note that the board of directors may have considered factors other than those that are discussed in the proxy materials. Please revise to state whether the board considered all material factors, including the risk factors you disclose beginning on page 27.

Response:

The disclosure under “Reasons for the Sale of Theatre Direct” beginning on page 6 of the Revised Preliminary Proxy Statement, and the correlating disclosure beginning on page 46 of the Revised Preliminary Proxy Statement have been revised to state that the Company’s board of directors considered all material factors, including the risk factors disclosed under “Risk Factors” beginning on page 27 of the Revised Preliminary Proxy Statement.

20.	Please expand your explanation of why the factors were viewed by your board of directors as supporting its decision to enter into the merger agreement, including the following:

●	In the fourth bullet, you will retain ownership of your Ad Division, your Intellectual Properties Division and your minority equity interest in MovieTickets.com, Inc.

●
In the fifth bullet, “information regarding the financial performance, business operations, capital requirements and future prospects of Hollywood Media and Theatre Direct and the potential uses of net cash proceeds received from the proposed sale of Theatre Direct.” In this regard, vague statements of topics, such as “financial performance, business operations, capital requirements and future prospects...” are not sufficient.

Please explain how each factor supports or does not support the decision to approve the merger.

Response:

The fourth and fifth bullet points set forth above in the Staff’s comment that were previously included under “Reasons for the Sale of Theatre Direct” beginning on page 5 of the

Mr. H. Christopher Owings
April 29, 2010

Original Preliminary Proxy Statement, and the correlating disclosure beginning on page 44 of the Original Preliminary Proxy Statement have been deleted.  In addition, (i) the first bullet point under “Reasons for the Sale of Theatre Direct” beginning on page 6 of the Revised Preliminary Proxy Statement, and the correlating disclosure beginning on page 46 of the Revised Preliminary Proxy Statement have been revised to explain in greater detail the risks associated with maintaining the operations of the Broadway Ticketing Division and why the Company’s board of directors believes that the transaction is a better alternative, (ii) an additional bullet point has been added under “Reasons for the Sale of Theatre Direct” beginning on page 6 of the Revised Preliminary Proxy Statement, and the correlating disclosure beginning on page 46 of the Revised Preliminary Proxy Statement to highlight another factor that the Company’s board of directors believes indicates the transaction is in the best interest of the Company and the Company’s shareholders, and (iii) additional bullet points have been added under “Reasons for the Sale of Theatre Direct” beginning on page 46 of the Revised Preliminary Proxy Statement to highlight additional potentially adverse factors that the Company’s board of directors considered in approving the transaction.

Opinion of Hollywood Media’s Financial Advisor, page 46

21.
Please provide us with a copy of the board books and any other materials distributed by Peter J. Solomon Company to assist your board of directors in evaluating the transaction. Please note that we may have further comments after reviewing these materials.

Response:

In response to the Staff’s comment, the Company is providing the Staff with a copy of the board book and any other materials distributed by Peter J. Solomon Company to assist the Company’s board of directors in evaluating the transaction.  Please note that we are also submitting a separate letter, in accordance with Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, requesting that the Staff return these materials to the Company promptly following completion of the Staff’s review thereof.

22.
We note that the financial advisor reviewed financial projections in connection with the fairness opinion. Please supplementally provide to us material projections that were exchanged and relied upon among Hollywood Media, Theatre Direct, Key Brand and your financial advisor. Please also summarize this information and the underlying assumptions in the proxy statement

Response:

In response to the Staff’s comment, the material projections that were exchanged and relied upon among the Company, Theatre Direct, Key Brand and the Company’s financial advisor (Peter J. Solomon Company) are included in the board book and other materials that the Company is providing to the Staff pursuant to Comment 21 above.  In addition, the disclosure

Mr. H. Christopher Owings
April 29, 2010

under “Opinion of Hollywood Media’s Financial Advisor” beginning on page 48 of the Revised Preliminary Proxy Statement has been revised to summarize this information and the underlying assumptions.

23.
We note that your disclosure that events occurring after December 18, 2009 may affect the financial advisor’s opinion, and Peter J. Solomon Company did not assume any obligation to update, revise or reaffirm its opinion. Please disclose whether any material changes in the Company’s operations, performance or in any of the projections or assumptions upon which Peter J. Solomon Company based its opinion have occurred since the delivery of the opinion or are anticipated to occur before the shareholder meeting.

Response:

The disclosure under “Opinion of Hollywood Media’s Financial Advisor” beginning on page 48 of the Revised Preliminary Proxy Statement has been revised to disclose whether any material changes in the Company’s operations, performance or in any of the projections or assumptions upon which Peter J. Solomon Company based its opinion have occurred since the delivery of the opinion or are anticipated to occur before the shareholder meeting.

Miscellaneous, page 51

24.
We note the disclaimer by the financial advisor in the last sentence of the second paragraph. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Response:

The last sentence of the second paragraph under the heading “Miscellaneous” on page 51 of the Original Preliminary Proxy Statement has been deleted.

25.
The second paragraph on page 3 of Peter J. Solomon Company’s opinion states that it may receive additional consideration for services upon the closing of the transaction. Please disclose whether any fees to be paid to a financial advisor will be contingent on the successful completion of the transaction.

Response:

The disclosure under “Opinion of Hollywood Media’s Financial Advisor” beginning on page 48 of the Revised Preliminary Proxy Statement has been revised to indicate that no fees payable to Peter J. Solomon Company are contingent on the successful completion of the transaction.

Mr. H. Christopher Owings
April 29, 2010

Change of Control Payments to Certain Employees of Hollywood Media, page 54

26.
We note your disclosure in the first paragraph on page 55. In particular, you disclose that if “Mr. Rubenstein and Ms. Silvers continue to be employed by Hollywood Media on the first anniversary of the consummation of the sale of Theatre Direct..., one-half of the deferred change of control payments to Mr. Rubenstein and Ms. Silvers will be paid to them as payments are received by Hollywood Media on the Promissory Note, on a pro rata basis) and one-half of such payments will be paid to Mr. Rubenstein and Ms. Silvers as payments are received by Hollywood Media on the first half of the earnout to be paid by Key Brand pursuant to the Stock Purchase Agreement, on a pro rata basis...”  Please revise to clarify whether Mr. Rubenstein and Ms. Silvers are eligible to receive a pro rata portion, in accordance with the schedule set forth on page 55, of payments received by Hollywood Media under the note and the earnout, if any, prior to the first anniversary of the consummation of the transaction. Please clarify your disclosure elsewhere, as appropriate, including under the heading “Deferral of Change of Control Payments Pursuant to Amendments to Employment Agreements of Mr. Rubenstein and Ms. Silvers” on page 79.

Response:

The disclosure under “Interests of Certain Persons in the Sale of Theatre Direct— Amendments to Amended and Restated Employment Agreements of Mr. Rubenstein and Ms. Silvers” beginning on page 8 of the Revised Preliminary Proxy Statement, and the correlating disclosure beginning on page 58 of the Revised Preliminary Proxy Statement have been revised to clarify whether Mr. Rubenstein and Ms. Silvers are eligible to receive a pro rata portion of payments received by Hollywood Media under the promissory note and the earnout, if any, prior to the first anniversary of the consummation of the transaction.  In addition, we have removed the section beginning on page 79 of the Original Preliminary Proxy Statement with the heading “Deferral of Change of Control Payments Pursuant to Amendments to Employment Agreements of Mr. Rubenstein and Ms. Silvers.”  The disclosure in the Revised Preliminary Proxy Statement relating to the amended employment agreements of Mr. Rubenstein and Ms. Silvers is now located under “Interests of Certain Persons in the Sale of Theatre Direct—Amendments to Amended and Restated Employment Agreements of Mr. Rubenstein and Ms. Silvers” beginning on page 8 of the Revised Preliminary Proxy Statement, the correlating disclosure beginning on page 58 of the Revised Preliminary Proxy Statement, and under “Background on the Amendments to Amended and Restated Employment Agreements of Mr. Rubenstein and Ms. Silvers” beginning on page 44 of the Revised Preliminary Proxy Statement.

27.
Please revise to clarify whether and, if so, under what circumstances Mr. Rubenstein and Ms. Silvers will be entitled to the deferred change of control payments in a lump sum at or after the first anniversary of the consummation of the sale of Theatre Direct.

Mr. H. Christopher Owings
April 29, 2010

Response:

The disclosure under “Interests of Certain Persons in the Sale of Theatre Direct— Amendments to Amended and Restated Employment Agreements of Mr. Rubenstein and Ms. Silvers” beginning on page 8 of the Revised Preliminary Proxy Statement, and the correlating disclosure beginning on page 58 of the Revised Preliminary Proxy Statement have been revised to clarify whether and, if so, under what circumstances Mr. Rubenstein and Ms. Silvers will be entitled to the deferred change of control payments in a lump sum at or after the first anniversary of the consummation of the sale of Theatre Direct.

Terms of the Stock Purchase Agreement, page 55

28.
We also note your disclosure in the second paragraph under this heading as well as your disclosure under the heading ‘“Representations and Warranties” on page 63. Please note that disclosure regarding an agreement’s representations and warranties in a proxy statement constitutes a disclosure to investors. You are responsible for the accuracy of any disclosure in the public filings. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Please confirm your understanding in this regard. Please also include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Response:

We confirm our understanding that, notwithstanding the inclusion of a general disclaimer, the Company is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Revised Preliminary Proxy Statement not misleading.

In response to the Staff’s comment, we have revised the last paragraph on page 55 of the Original Preliminary Proxy Statement (the second paragraph on page 62 of the Revised Preliminary Proxy Statement) to acknowledge our obligation to disclose specific material facts known to us that contradict the representations and warranties in the Stock Purchase Agreement to the extent required under the federal securities laws.

Material U.S. Federal Income Tax Consequences, page 81

29.
Please revise the subheadings and the disclosure in this section and elsewhere, as appropriate, to delete the word “certain” and to indicate, if true, that you have discussed the material United States federal income tax consequences.

Mr. H. Christopher Owings
April 29, 2010

Response:

The subheadings and the disclosure under “Material U.S. Federal Income Tax Consequences” beginning on page 11 of the Revised Preliminary Proxy Statement, and the correlating subheadings and disclosure beginning on page 87 of the Revised Preliminary Proxy Statement have been revised to delete the word “certain” and indicate that the Company has discussed the material United States federal income tax consequences of the transaction.

The Company acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the foregoing, please don’t hesitate to contact me at 813-225-4132.

Very truly yours,

/s/ Steven W. Vazquez

Steven W. Vazquez

cc:	Mitchell Rubenstein
Hollywood Media Corp.

Enclosures